UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                NMT Medical, Inc.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                    629294109

                                 (CUSIP Number)

                               Kenneth M. Luskin
                      Intrinsic Value Asset Management, Inc
                            522 Wilshire Blvd. Suite D
                            Santa Monica, CA 90401
                                  310-260-6484
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 20, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (11-03)



CUSIP No. 629294109

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        Intrinsic Value Asset Management, Inc.
        IRS Identification No.: 95-4779707

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  California

Number of               7. Sole Voting Power  652,893
Shares Bene-            8. Shared Voting Power
ficially by.            9. Sole Dispositive Power 652,893
Owned by Each           10.  Shared Dispositive Power
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 652,893

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 5.4%

14. Type of Reporting Person (See Instructions)  IA



1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
        Kenneth M. Luskin

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only.

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:  USA.

Number of               7.       Sole Voting Power 657,893
Shares Bene-            8.       Shared Voting Power
ficially by.            9.       Sole Dispositive Power 657,893
Owned by Each           10.      Shared Dispositive Power
Reporting Person
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person 657,893

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)  5.4%

14. Type of Reporting Person (See Instructions)  IN


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish th full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol
Subject Company (Company whose securities are being acquired) SC
Bank BK
Affiliate (of reporting person) AF
Working Capital (of reporting person) WC
Personal Funds (of reporting person) PF
Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol
Broker-Dealer BD
Bank BK
Insurance Company IC
Investment Company IV
Investment Adviser IA
Employee Benefit Plan or Endowment Fund EP
Parent Holding Company/Control Person HC
Savings Association SA
Church Plan CP
Corporation CO
Partnership PN
Individual IN
Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

     Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer

        NMT Medical, Inc.
        27 Wormword Street, Boston, MA 02210

Item 2. Identity and Background

(a) Name: Intrinsic Value Asset Management, Inc.

(b) Business Address: 522 Wilshire Blvd., Suite D, Santa Monica, CA 90266

(c) Principal Business: Investment Adviser

(d) Criminal Proceedings: None

(e) Applicable Civil, Judicial, or Administrative Proceedings: None

(f) Citizenship: N/A



(a) Name: Kenneth M. Luskin

(b) Business Address: 522 Wilshire Blvd., Suite D, Santa Monica, CA 90266

(c) Principal Business: President of Intrinsic Value Asset Management, Inc.

(d) Criminal Proceedings: None

(e) Applicable Civil, Judicial, or Administrative Proceedings: None

(f) Citizenship: USA


Item 3. Source and Amount of Funds or Other Consideration

     Funds used for the acquisition of Common Stock of the Issuer were Personal investment funds of Kenneth Luskin in the aggregate amount of $18,998 with respect to 5,000 shares of Common Stock personally owned by Mr. Luskin, and funds in the aggregate amount of $2,736,406 of advisory clients of Intrinsic Value Asset Management, Inc., including funds of IVAM Tech Fund, LP, a limited partnership of which it is a general partner, with respect to 652,893 shares of Common Stock owned by such advisory clients.


Item 4. Purpose of Transaction

     The filing person originally acquired shares of the Issuer for Investment and believes the shares are undervalued in the market.
The filing person has communicated and intends to communicate with management and members of the board of directors of the Issuer with a view towards improving the financial condition, operations and prospects of the Issuer. The filing person also has communicated and intends to communicate with a limited number of other shareholders of the Issuer to explore opportunities to improve the Issuer's financial condition, operations or prospects. The filing person is aware that another shareholder has indicated to management and the board of the Issuer an interest in exploring the sale or other disposition of the Company, but the filing person has not reached a conclusion or position in this regard.

     The filing person, based on its continued evaluation of the Issuer, and the Issuer's operations and financial results, and the filing person's evaluation of other investment opportunities, may determine to purchase additional Issuer shares, to sell shares of the Issuer's stock, to propose to the Issuer changes in management, policies or operations, or otherwise to seek changes in the Issuer's management, operations or policies.
At this time the filing person has no plans to take any such actions or make any such proposals, and intends to seek opportunities for constructive discussions with the Issuer's management and board of directors.


Item 5. Interest in Securities of the Issuer

(a) As of December 20, 2004, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in percentages below is based on 12,119,007 shares of Common Stock Outstanding on November 8, 2004 according to the Company's Form 10-Q Quarterly Report for the quarter ended September 30, 2004).
(i) Kenneth Luskin personally owned 5,000 shares (0.04%) and as the control person of Intrinsic Value Asset Management, Inc., beneficially owned 657,893 shares (5.4%).
(ii) Intrinsic Value Asset Management, Inc. beneficially owned 652,893 shares (5.4%).
(iii) Total of the above is 657,893 shares (5.4%).

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) During the past sixty days the Reporting Persons bought a total of 642,487 shares of the Company's Common Stock for the aggregate amount of $2,444,977 and sold a total of 61,450 shares of the Company's Common Stock for the aggregate amount of $262,535.

(d) The shares of Common Stock to which this schedule relates, other than the shares personally owned by Luskin, are held for the accounts of investment advisory clients of Intrinsic Value Asset Management, Inc.
As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

(e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Intrinsic Value Asset Management, Inc manages the assets of its advisory clients pursuant to investment advisory agreements which authorize it to acquire and dispose of securities in its discretion and to exercise the voting authority of such securities.


Item 7. Material to Be Filed as Exhibits

Not Applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

December 29, 2004
      Date

Intrinsic Value Asset Management, Inc.


By: /s/ Kenneth Luskin

Kenneth Luskin, President
---------------------------------------
            Name, Title